November 30, 2023

VIA EDGAR

Ms. Babette Cooper and Ms. Jennifer Monick
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Construction
100 F Street, NE
Washington, DC 20549

Re:	DigitalBridge Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 27, 2023
Form 10-Q for the Quarterly Period Ended June 30, 2023
Filed August 4, 2023
File No. 001-37980

Dear Ms. Cooper and Ms. Monick:
This letter sets forth the response of DigitalBridge Group, Inc. (the “Company”) to the comment letter received from the staff (the “Staff”) of the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “Commission”), dated November 27, 2023, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the Commission on February 27, 2023, and the Company’s Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2023, filed with the Commission on August 4, 2023.
For your convenience, the Staff’s comment set forth in the comment letter has been reproduced in bold with the response immediately following the comment.

Form 10-Q for the Quarterly Period Ended June 30, 2023
Item 1. Financial Statements, page 4
1.     We have considered your response to prior comment 3. We believe that financial information for your reportable segments should be disclosed in the notes to your consolidated financial statements along with other disclosures required by ASC 280 instead of being presented as supplemental schedules, such as those included in your
Forms 10-Q for the quarterly periods within 2023. Please revise future filings accordingly.
The Company acknowledges the Staff’s comment and advises the Staff that financial information with respect to the Company’s reportable segments, as previously presented in the supplemental schedule to the consolidated balance sheets and supplemental schedule to the consolidated statements of operations, will prospectively be disclosed in the notes to the consolidated financial statements.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (617) 235-6309.

Sincerely,

/s/ Jacky Wu
Jacky Wu
Executive Vice President and Chief Financial Officer

cc:	Geoffrey Goldschein, DigitalBridge Group, Inc.
David W. Bonser, Hogan Lovells US LLP